Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Kezar Life Sciences, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-225769) on Form S-8 of Kezar Life Sciences, Inc. of our report dated March 26, 2019, with respect to the consolidated balance sheets of Kezar Life Sciences, Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, collectively, the consolidated financial statements, which report appears in the December 31, 2018 annual report on Form 10-K of Kezar Life Sciences, Inc.

/s/ KPMG LLP

San Francisco, California
March 26, 2019